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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                FOR THE MONTH OF          MAY           ,  1998
                                 -----------------------


                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

       FORM 20-F        X                      FORM 40-F
                -------------------                     ------------------

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

             YES                            NO          X
                   ---------------              ------------------

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               FIRST QUARTER 1998


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                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                                         PAGE
                                                                         ----

              Consolidated Statements of Operations
              for the First Quarters ended March 31, 1998
              and 1997                                                     1

              Consolidated Balance Sheets as of
              March 31, 1998 and December 31, 1997                         2

              Consolidated Statements of Cash
              Flows for the First Quarters ended
              March 31, 1998 and 1997                                      3

              Notes to the Consolidated Financial
              Statements                                                   4

              Management's Discussion and
              Analysis of Financial Condition and
              Results of Operations                                        6


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                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                 FIRST QUARTER ENDED MARCH 31,
                                               ---------------------------------
                                                   1998                 1997
                                               -----------          ------------

REVENUES                                       $   659,777          $   394,590
                                               -----------          -----------

EXPENSES
  Operating                                        396,410              254,319
  Marketing, selling and administrative             96,292               53,751
  Depreciation and amortization                     47,614               25,883
                                               -----------          -----------
                                                   540,316              333,953
                                               -----------          -----------

OPERATING INCOME                                   119,461               60,637
                                               -----------          -----------

OTHER INCOME (EXPENSE)
  Interest income                                    2,579                  458
  Interest expense, net of capitalized interest    (42,556)             (22,105)
  Other income (expense)                            (1,947)                (509)
                                               -----------          -----------
                                                   (41,924)             (22,156)
                                               -----------          -----------

NET INCOME                                     $    77,537          $    38,481
                                               ===========          ===========

EARNINGS PER SHARE DATA:

BASIC EARNINGS PER SHARE:
  Net income                                   $      0.91          $      0.58
                                               ===========          ===========
  Weighted Average Shares
  Outstanding                                   81,893,096           63,837,296
                                               ===========          ===========

DILUTED EARNINGS PER SHARE:
  Net income                                   $      0.88          $      0.58
                                               ===========          ===========
  Weighted Average Shares
  Outstanding                                   88,610,311           66,765,782
                                               ===========          ===========

   The accompanying notes are an integral part of these financial statements.



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
                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                AS OF
                                                     ---------------------------------
                                                       MARCH 31,         DECEMBER 31,
                                                         1998                1997
                                                     -------------     ---------------
                                                      (UNAUDITED)
                         ASSETS
CURRENT ASSETS
  Cash and cash equivalents                          $   548,147         $   110,793
  Trade and other receivables, net                        25,994              22,628
  Inventories                                             35,863              37,274
  Prepaid expenses                                        47,614              40,450
                                                     -----------         -----------
     Total current assets                                657,618             211,145

PROPERTY AND EQUIPMENT - at cost less accumulated
  depreciation                                         4,836,103           4,785,290
GOODWILL - less accumulated amortization of $99,555
  and $96,952, respectively                              317,611             320,214
OTHER ASSETS                                              21,783              23,098
                                                     -----------         -----------
                                                     $ 5,833,115         $ 5,339,748
                                                     ===========         ===========

              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of long-term debt                  $   140,963         $   141,013
  Accounts payable                                       106,670             108,474
  Accrued liabilities                                    250,225             210,454
  Customer deposits                                      424,772             429,403
                                                     -----------         -----------
    Total current liabilities                            922,630             889,344

LONG-TERM DEBT                                         2,659,962           2,431,683

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preferred stock                                        172,500             172,500
  Common stock                                               843                 811
  Paid-in capital                                      1,358,785           1,189,114
  Retained earnings                                      722,894             660,655
  Treasury stock                                          (4,499)             (4,359)
                                                     -----------         -----------
    Total shareholders' equity                         2,250,523           2,018,721
                                                     -----------         -----------
                                                     $ 5,833,115         $ 5,339,748
                                                     ===========         ===========


   The accompanying notes are an integral part of these financial statements.


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

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)


                                                             FIRST QUARTER ENDED MARCH 31,
                                                           ---------------------------------
                                                                1998               1997
                                                           -------------       -------------
OPERATING ACTIVITIES
  Net income                                               $    77,537         $    38,481
  Adjustments:
    Depreciation and amortization                               47,614              25,883
  Changes in operating assets and
    Increase in trade and other receivables, net                (3,367)             (1,732)
    Decrease in inventories                                      1,411                 871
    Increase in prepaid expenses                                (6,171)             (2,915)
    Decrease in accounts payable                                (1,805)               (971)
    Increase (decrease) in accrued liabilities                  38,562              (2,623)
    (Decrease) increase in customer deposits                    (4,631)             22,148
    Other                                                          605                 806
                                                           -----------         -----------
  Net cash provided by operating activities                    149,755              79,948
                                                           -----------         -----------
INVESTING ACTIVITIES
  Purchase of property and equipment                           (92,372)            (80,452)
  Other                                                           (164)             (1,566)
                                                           -----------         -----------
  Net cash used in investing activities                        (92,536)            (82,018)
                                                           -----------         -----------

FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt                     296,141                  --
  Repayment of long-term debt                                  (68,685)           (160,105)
  Proceeds from issuance of preferred stock                         --             167,325
  Proceeds from issuance of common stock                       165,532                  --
  Dividends                                                    (15,298)             (8,939)
  Other                                                          2,445                 963
                                                           -----------         -----------
  Net cash provided by (used in) financing activities          380,135                (756)
                                                           -----------         -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           437,354              (2,826)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               110,793              40,419
                                                           -----------         -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $   548,147         $    37,593
                                                           ===========         ===========

SUPPLEMENTAL DISCLOSURE
  Interest paid, net of amount capitalized                 $    25,227         $    24,137
                                                           ===========         ===========

   The accompanying notes are an integral part of these financial statements.


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                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS


In the opinion of management the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1997.

NOTE 2 - ACQUISITION

On July 2, 1997 the Company entered into a definitive agreement to acquire all of the outstanding stock of Celebrity Cruise Lines Inc. and its subsidiaries ("Celebrity"). Celebrity is a provider of cruises to the North American market. This acquisition has been accounted for under the purchase method and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1996.

          ---------------------------------------------------------
                                                   Three Months
                                                       Ended
          (In thousands, except per share data)   March 31, 1997
          ---------------------------------------------------------
          Revenue                                      $522,928
          Net Income                                     32,815
          Basic Earnings per Share                        $0.44
          Diluted Earnings per Share                      $0.44
          ---------------------------------------------------------













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The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results which actually would have been achieved if this acquisition had been effected on the date indicated or of those results which may be obtained in the future.

NOTE 3 - LONG-TERM DEBT

On March 16, 1998, the Company completed a debt offering of $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds to the Company were approximately $296.1 million.

NOTE 4 - COMMON STOCK

On March 9, 1998, the Company completed an offering of 6,900,000 shares of common stock at a public offering price of $56.50 per share. Of the total shares sold, 3,849,655 shares were sold by selling shareholders and the balance of 3,050,345 shares were sold by the Company. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In the first quarter of 1998, the Company signed contracts for the construction of one Voyager-class vessel scheduled for delivery in February 2001 and two Millennium-class vessels scheduled for delivery in June 2000 and January 2001. The Company also has three Eagle-class vessels on order scheduled for delivery in the fall of 1999, fall of 2000 and spring of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.5 billion. Additionally, the Company has the right, cancellable on or before January 31, 1999, to purchase up to three additional vessels with delivery dates between September 2001 and June 2002 at an aggregate contract price of approximately $1.0 billion (two of which are denominated in French francs and are subject to change based on fluctuations in exchange rates).

NOTE 6 - SUBSEQUENT EVENT

On May 11, 1998, the Company completed the sale of SONG OF AMERICA for approximately $95 million. The Company anticipates that it will realize a gain on the sale of approximately $30 million which will be recorded in the second quarter of 1998. The Company will continue to operate SONG OF AMERICA under a charter agreement until March 1999.





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



                          ROYAL CARIBBEAN CRUISES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, integration of Celebrity into the Company, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

RESULTS OF OPERATIONS

         SUMMARY. Revenues for the first quarter of 1998 increased 67.2% to $659.8 million compared to $394.6 million for the same period in 1997 due to increased capacity, including the acquisition of Celebrity and increased revenue per available lower berth ("Yield"). Operating income increased 97% to $119.5 million, as compared to $60.6 million for the same period in 1997. Net income for the first quarter increased to $77.5 million, or $0.88 per share on a diluted basis, as compared to $38.5 million, or $0.58 per share, for the first quarter of 1997.

The following table presents statements of operations data as a percentage of total revenues:

                                                   FIRST QUARTER ENDED MARCH 31,
                                                   -----------------------------
                                                      1998              1997
                                                    -------            -------
REVENUES                                             100.0%            100.0%


EXPENSES:
  OPERATING                                           60.1              64.4
  MARKETING, SELLING AND ADMINISTRATIVE               14.6              13.6
  DEPRECIATION AND AMORTIZATION                        7.2               6.6
                                                    -------            -------
OPERATING INCOME                                      18.1              15.4

OTHER INCOME (EXPENSE)                                (6.4)             (5.6)
                                                    -------            -------
NET INCOME                                            11.7%              9.8%
                                                    =======            =======



The Company's revenues are moderately seasonal, due to variations in rates and occupancy percentages.


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


         REVENUES. Total revenues increased 67.2% to $659.8 million for the first quarter of 1998 as compared to $394.6 million for the first quarter of 1997 as a result of a 64.3% increase in capacity and a 1.8% increase in Yield. The acquisition of Celebrity contributed 46.6% of the capacity increase. The capacity increase in the Royal Caribbean fleet of 17.7% was a result of the introduction of the 2,000-passenger RHAPSODY OF THE SEAS and the 1,950-passenger ENCHANTMENT OF THE SEAS in the second and third quarters of 1997, respectively, partially offset by the departure from the fleet of Song OF NORWAY and SUN VIKING in the first quarter of 1997 and the fourth quarter of 1997, respectively. The Yield improvement was a result of higher per diems and occupancy levels. Occupancy for the first quarter of 1998 was 104.6% compared to 103.4% for the same period in 1997.

         EXPENSES. Operating expenses increased 55.9% to $396.4 million for the first quarter of 1998 as compared to $254.3 million for the first quarter of 1997 as a result of additional costs associated with the increase in capacity. As a percent of revenue, operating expenses decreased 4.3% primarily due to improved cruise ticket pricing as well as the inclusion of Celebrity results in 1998 versus 1997. Celebrity's operating expenses as a percent of revenue were lower than Royal Caribbean's primarily because of lower shipboard cost of sales due to the use of concessionaires onboard Celebrity vessels.

Marketing, selling and administrative expenses increased 79.1% to $96.3 million for the first quarter of 1998 from $53.8 million in 1997. The majority of the increase in the period was due to the acquisition of Celebrity as well as higher advertising costs. As a percent of revenue, marketing, selling and administrative expenses increased 1.0% for the first quarter of 1998 compared to the same period in 1997 as a result of expanded advertising activities for both the Royal Caribbean International and Celebrity Cruises brands.

Depreciation and amortization increased to $47.6 million for the first quarter of 1998 from $25.9 million for the first quarter of 1997. The increase is primarily due to the acquisition of Celebrity as well as the addition of RHAPSODY OF THE SEAS and ENCHANTMENT OF THE SEAS.

         OTHER INCOME (EXPENSE). Interest expense, net of capitalized interest, increased to $42.6 million in the first quarter of 1998 as compared to $22.1 million for the first quarter of 1997 as a result of an increase in the average debt level driven by the Company's fleet expansion program and the acquisition of Celebrity in 1997.






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



LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $149.8 million for the first quarter of 1998 as compared to $79.9 million for the first quarter of 1997. The increase was primarily due to higher net income as well as timing differences in cash payments relating to operating assets and liabilities.

In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. The net proceeds to the Company were approximately $296.1 million (see Note 3 - Long-Term Debt).

In March 1998, the Company issued 3,050,345 shares of common stock. The net proceeds to the Company were approximately $165.5 million (see Note 4 - Common Stock).

During the first quarter of 1998, the Company paid a quarterly cash dividend of $0.15 per common share or $12.2 million. In addition, the Company paid a quarterly cash dividend of $.91 per preferred share or $3.1 million.

The Company's capital expenditures increased to $92.4 million for the first quarter of 1998 as compared to $80.5 million for the first quarter of 1997. Capital expenditures included $65.8 million and $68.6 million in payments for ships under construction in the first quarter of 1998 and 1997, respectively. Also included in capital expenditures are shoreside capital expenditures and costs for vessel refurbishing to maintain consistent fleet standards.

         FUTURE COMMITMENTS. In the first quarter of 1998, the Company signed contracts for the construction of one Voyager-class vessel scheduled for delivery in February 2001 and two Millennium-class vessels scheduled for delivery in June 2000 and January 2001. The Company also has three Eagle-class vessels on order scheduled for delivery in the fall of 1999, fall of 2000 and spring of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.5 billion. Additionally, the Company has the right, cancellable on or before January 31, 1999, to purchase up to three additional vessels with delivery dates between September 2001 and June 2002 at an aggregate contract price of approximately $1.0 billion (two of which are denominated in French francs and are subject to change based on fluctuations in exchange rates. In April 1998, the Company took delivery of the 2,000-passenger VISION OF THE SEAS and made the final payment of $276.4 million.

         FUNDING SOURCES. As of March 31, 1997, the Company's liquidity was $1,548.1 million consisting of $548.1 million in cash and cash equivalents and $1.0 billion available on the $1.0 billion revolving credit facility (the "$1 Billion Revolving Credit Facility"). In addition, the agreements related to the ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.












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

The Company's cash management practice is to utilize excess cash to reduce outstanding balances under the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

In addition, the Company continuously considers potential acquisitions, strategic alliances and adjustments to its fleet composition, including the acquisition or disposition of vessels. If any such acquisitions, strategic alliances and adjustments to its fleet composition were to occur, they would be financed by the issuance of additional shares of equity securities, the incurrence of additional indebtedness or from cash flows from operations.























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



                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3, File No. 333-8707, filed with the Securities and Exchange Commission.










                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ROYAL CARIBBEAN CRUISES LTD.
                                       (Registrant)






Date: May 22, 1998               By /s/ Richard J. Glasier
                                 ---------------------------------------------
                                 Richard J. Glasier
                                 Executive Vice President and Chief Financial
                                  Officer

















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